SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1 March 2018

James Turner appointed Group Chief Risk Officer and Executive Director

Prudential plc ("Prudential") today announces the appointment of James Turner as Group Chief Risk Officer and as an Executive Director on the Prudential Board with immediate effect.

Mr Turner was previously Director of Group Finance at Prudential, responsible for the delivery of the Group's financial results, business planning and performance monitoring.  In that role, he also led Prudential's Solvency II development and was responsible for the Group Tax function.  He joined Prudential in 2010 as the Director of Group-wide Internal Audit.

He succeeds Pat Casey, who became Group Chief Risk Officer in September 2017 on an interim basis, following the departure of Penny James.  Mr Casey will be retiring from the Group.

Mike Wells, Group Chief Executive of Prudential, said: "I am delighted that James is taking up this role.  The prudent management of risk is of the highest importance to all large global financial services groups.  Having worked with James for several years, I know that his capacity for insightful analysis, counsel and highly effective leadership will put us in a strong position to continue managing the risks we face in a rapidly changing global environment.  I would also like to take this opportunity to thank Pat Casey for his contribution to the Group over the past 14 years and wish him well in his retirement."

Paul Manduca, Chairman of Prudential, said: "I would like to welcome James to the Board.  Succession planning is taken seriously by the Board and James's appointment is yet another example of the strength and depth we have in our leadership team."

James Turner said: "Prudential has a successful business model that is focused on delivering products and services that are valued by our customers and are profitable for our investors.  Given the uncertain and changing global landscape we face, I look forward to working with both the Board and the executive leadership team to ensure that Prudential is ready to respond nimbly to emerging threats and can continue delivering long-term value for all our stakeholders."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Chantal Waight	+44 (0)20 7548 3039
Jonathan Miller	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:

About Stuart James Turner FCA, FCSI, FRM
Mr Turner joined Prudential in November 2010 as the Director of Group-wide Internal Audit and was appointed Director of Group Finance in September 2015, reporting to the Group Chief Financial Officer.  In this role his principal responsibility was the delivery of the Group's internal and external financial reporting. Mr Turner was responsible for business planning and performance monitoring and he also led the development of the Group's Solvency II internal model and was responsible for capital and liquidity planning.  Prior to joining Prudential, Mr Turner was the Deputy Head of Compliance for Barclays.  He also held a number of senior internal audit roles across the Barclays group, leading teams that covered the UK, the US, Western Europe, Africa and Asia retail and commercial banking activities.  Prior to Barclays, Mr Turner led internal audit teams in UBS in both the UK and Switzerland.

Mr Turner is also a non-executive director of West Bromwich Building Society.  Age 48.

Employment details
Prudential is committed to full disclosure of the remuneration of its Executives.

James Turner's basic salary will be £625,000. He will have a maximum bonus opportunity of 160 per cent of base salary under the Annual Incentive Plan.  Long-term incentive awards will be 250 per cent of base salary.

Mr Turner has not been appointed for a fixed term but his service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Regulatory disclosures
Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13(1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.   Mr Turner has confirmed that there are no other matters that need to be brought to the attention of shareholders of Prudential.

Shareholding details
Mr Turner has a total beneficial interest in 9,701 Prudential shares; awards over 82,976 Prudential shares subject to performance conditions and an option over 1,237 Prudential shares in the UK Prudential Savings-Related Share Option Scheme.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers, with £635 billion of assets under management (as at 30 June 2017). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 March 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group General Counsel and Company Secretary